FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: May 21, 2008

Exhibit 99.1

The9 Limited Reports First Quarter 2008 Unaudited Financial Results

Shanghai, China – May 20, 2008. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, announced today its unaudited financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Financial Highlights:

•	Net revenues for the first quarter of 2008 increased by 4% quarter-over-quarter and by 63% year-over-year to RMB439.4 million (US$62.7 million).

•

Net revenues attributable to the operations of subscription-based games, which included revenues from game playing time, merchandise and installation package sales, increased by 1% quarter-over-quarter and by 47% year-over-year to RMB392.4 million (US$56.0 million) in the first quarter of 2008; net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 17% quarter-over-quarter to RMB46.3 million (US$6.6 million) in the first quarter of 2008.

•

Net income for the first quarter of 2008 was RMB89.7 million (US$12.8 million), a 4% increase from RMB86.0 million (US$12.3 million) in the fourth quarter of 2007, and a 36% increase from RMB66.1 million (US$9.4 million) in the first quarter of 2007. Excluding a financial subsidy of RMB9.4 million (US$1.3 million) received from the local government in the fourth quarter of 2007, net income increased by 17% quarter-over-quarter in the first quarter of 2008.

•

Adjusted EBITDA (non-GAAP) was RMB193.4 million (US$27.6 million) in the first quarter of 2008, a quarter-over-quarter increase of 9% from RMB176.9 million (US$25.2 million) in the fourth quarter of 2007, and a year-over-year increase of 57% from RMB123.4 million (US$17.6 million) in the first quarter of 2007.

•

Fully diluted earnings per share (one American Depositary Share (“ADS”) represents one ordinary share) was RMB3.21 (US$0.46) for the first quarter of 2008, compared with RMB2.93 (US$0.42) for the fourth quarter of 2007, and RMB2.65 (US$0.38) for the first quarter of 2007. Fully diluted adjusted EBITDA (non-GAAP) per share was RMB6.92 (US$0.99) for the first quarter of 2008, compared with RMB6.02 (US$0.86) for the fourth quarter of 2007 and RMB4.94 (US$0.70) for the first quarter of 2007.

•

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Reconciliations of non-GAAP to GAAP results.”

Management Comments:

Commenting on the first quarter 2008 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We are very encouraged by our first quarter 2008 financial results with another record level of total revenues and strong earnings. The excellent financial results were achieved on back of resilient growth of Blizzard Entertainment®’s World of Warcraft®*despite the seasonality impact we experienced as usual in the first quarter of the year. Soul of The Ultimate Nation (“SUN”) and Granado Espada (“GE”) performed in line with our expectation, while GE contributed its first full-quarter revenue to the Company. In the first quarter of 2008, we attained aggregate peak concurrent users of approximately 1.2 million for games that are currently in commercial operations, and as of March 31, 2008, we had over 38.1 million total registered users.

We continued to execute our diversification strategy and have licensed another premium quality game, Atlantica, to mainland China. In addition, we recently made an equity investment in G10 Entertainment Inc., the developer of Audition 2, and enhanced the partnership between the two companies. We are also increasingly strengthening our efforts in in-house game development with more than five projects underway and scheduled for the next couple of years and beyond. With The9’s focused strategy, diversified pipeline, premium game quality and content, proven ability to operate high-end games in the Chinese market, I believe The9 is well positioned for sustained growth in the future.”

Xiaowei Chen, The9’s President, commented, “We are pleased with our first quarter 2008 results. World of Warcraft rebounded strongly after the Chinese New Year holiday and even achieved slightly higher peak concurrent user level in the first quarter of 2008 compared to the previous quarter. With increasing player demand, we have launched the 9th server site for World of Warcraft, which was well received by users. At the same time, we successfully controlled our costs and spending and were able to deliver solid bottom-line performance. Regarding SUN and GE, we are working closely with the developers to introduce more frequent content upgrades and we are expecting gradually improving performance for both games.”

Discussion of The9’s Unaudited First Quarter 2008 Results

Revenues

*	World of Warcraft® and Blizzard Entertainment® are trademarks or registered trademarks of Blizzard Entertainment®, Inc. in the U.S. and/or other countries.

For the first quarter of 2008, The9 reported total gross revenues of RMB463.8 million (US$66.1 million), which increased by 4% compared to RMB447.5 million (US$63.8 million) in the fourth quarter of 2007 and by 63% compared to RMB284.7 million (US$40.6 million) in the first quarter of 2007. Total net revenues were RMB439.4 million (US$62.7 million), which increased by 4% compared to RMB423.7 million (US$60.4 million) in the fourth quarter of 2007 and by 63% compared to RMB270.0 million (US$38.5 million) in the first quarter of 2007.

For the first quarter of 2008, online game services gross revenues were RMB462.2 million (US$65.9 million), representing a 2% increase from RMB451.4 million (US$64.4 million) in the fourth quarter of 2007 and a 64% increase from RMB281.3 million (US$40.1 million) in the first quarter of 2007. The increase was primarily because of continued revenue growth from Blizzard Entertainment’s World of Warcraft despite the holiday impact during the quarter, and the full-quarter revenue contribution from GE.

In the first quarter of 2008, net revenues attributable to the operations of subscription-based game, which included revenues from game playing time, merchandise and installation package sales, increased by 1% quarter-over-quarter and by 47% year-over-year to RMB392.4 million (US$56.0 million). The increase in such revenues was mainly due to higher concurrent user levels as well as user usage levels despite the seasonality impact during the first quarter. Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, increased by 17% quarter-over-quarter to RMB46.3 million (US$6.6 million) in the first quarter of 2008 mainly due to the full-quarter revenue contribution from GE.

Gross Profit

Gross profit for the first quarter of 2008 increased by 3% quarter-over-quarter and 60% year-over-year to RMB208.0 million (US$29.7 million). The sequential increase of gross profit was largely in line with the increase in net revenues. Gross profit margin for the first quarter of 2008 remained relatively stable at 47% compared to the previous quarter and the same period of last year.

Operating Expenses

For the first quarter of 2008, operating expenses were RMB94.0 million (US$13.4 million), representing a 23% decrease from RMB122.6 million (US$17.5 million) in the previous quarter and a 62% increase from RMB58.1 million (US$8.3 million) in the same period of last year. The sequential decrease in operating expenses was a combined results of decreased sales and marketing expenses due to normalized marketing activities for GE, which went through its pre-launch stage in the previous quarter, and World of Warcraft, which incurred less marketing activities due to the holiday related seasonality in the first quarter of the year, and the lack of the impairment provision on certain intangible asset relating to the Guild Wars game that we recognized in the previous quarter.

For the first quarter of 2008, non-cash share-based compensation was RMB12.0 million (US$1.7 million), compared to

RMB15.4 million (US$2.2 million) in the fourth quarter of 2007 and RMB4.9 million (US$0.7 million) in the first quarter of 2007. Share-based compensation expenses included in cost of services, product development, sales and marketing, and general and administrative expenses were RMB0.1 million (US$0.01 million), RMB0.2 million (US$0.03 million), RMB0.4 million (US$0.1 million), and RMB11.3 million (US$1.6 million), respectively, for the first quarter of 2008, and RMB0.1 million (US$0.01 million), RMB0.6 million (US$0.1 million), RMB1.1 million (US$0.2 million), and RMB13.7 million (US$2.0 million), respectively, for the fourth quarter of 2007. The sequential decrease of share-based compensation was mainly as a result of certain options that, in accordance with their original terms, became fully vested prior to or during the first quarter of 2008.

Income from Operations

For the first quarter of 2008, profit from operations was RMB114.1 million (US$16.3 million), which increased by 43% quarter-over-quarter compared to RMB79.9 million (US$11.4 million) in the fourth quarter of 2007 and by 58% year-over-year compared to RMB72.1 million (US$10.3 million) in the first quarter of 2007. Operating margin for the first quarter of 2008 was 26%, significantly improved from 19% in the previous quarter, but remained relatively stable compared to 27% in the same period of last year. Operating profit margin, excluding share-based compensation expenses of RMB12.0 million (US$1.7 million), was 29% for the first quarter of 2008, compared to 23% in the fourth quarter of 2007, excluding share-based compensation expenses of RMB15.4 million (US$2.2 million), and 29% in the first quarter of 2007, excluding share-based compensation expenses of RMB4.9 million (US$0.7 million).

Interest Income

Interest income for the first quarter of 2008 was RMB12.8 million (US$1.8 million), compared to RMB18.6 million (US$2.7 million) in the fourth quarter of 2007 and RMB4.4 million (US$0.6 million) in the first quarter of 2007. The sequential decrease of interest income was primarily due to decreased U.S. Dollar cash balance during the first quarter of 2008 as we utilized our U.S. Dollar cash to make royalty payments and payments relating to our share repurchase program.

Other Expenses

Other expenses for the first quarter of 2008 was RMB24.4 million (US$3.5 million), compared to other expenses of RMB17.2 million (US$2.5 million) in the fourth quarter of 2007 and other expenses of RMB0.9 million (US$0.1 million) in the first quarter of 2007. The sequential increase of other expenses was primarily due to the lack of any financial subsidy as compared to the previous quarter, partly offset by decreased foreign exchange loss. Foreign exchange loss for the first quarter of 2008 was RMB24.4 million (US$3.5 million), compared to RMB26.6 million (US$3.8 million) in the previous quarter. In the fourth quarter of 2007, we received a financial subsidy of RMB9.4 million (US$1.3 million) from the local government, whereas no such financial subsidy was received in the first quarter of 2008.

Income Tax Benefit (Expense)

Income tax expense for the first quarter of 2008 was RMB10.5 million (US$1.5 million), compared to income tax benefit of RMB6.7 million (US$1.0 million) in the fourth quarter of 2007 and income tax expenses of RMB8.1 million (US$1.2 million) in the first quarter of 2007. The sequential difference of income tax benefit (expense) was primarily because we recognized approximately RMB13.8 million (US$1.9 million) of tax benefits in the fourth quarter of 2007 based on the latest published Chinese Income Tax Law.

Impairment Loss on Investment

In the first quarter of 2008, we recorded an impairment provision of RMB1.9 million (US$0.3 million) compared to RMB0.6 million (US$0.1 million) in the previous quarter and nil in the same period of last year. Impairment provisions were recognized in connection with certain investments accounted for by the Company under the equity method during respective periods.

Loss on Equity Investments

For the first quarter of 2008, loss on equity investments, net of taxes, amounted to RMB0.4 million (US$0.1 million), compared to a loss of RMB1.4 million (US$0.2 million) for the fourth quarter of 2007, and a loss of RMB1.5 million (US$0.2 million) for the first quarter of 2007. The sequential decrease in loss on equity investments was primarily due to the decrease of loss from certain joint ventures that we recognized during the first quarter of 2008.

Net Income

For the first quarter of 2008, net income was RMB89.7 million (US$12.8 million), which increased by 4% from RMB86.0 million (US$12.3 million) in the fourth quarter of 2007 and by 36% compared to RMB66.1 million (US$9.4 million) in the first quarter of 2007. The sequential increase in net income was a result of the cumulative effect of the foregoing factors.

Fully diluted earnings per share and per ADS for the first quarter of 2008 was RMB3.21 (US$0.46), compared to RMB2.93 (US$0.42) in the fourth quarter of 2007 and RMB2.65 (US$0.38) in the first quarter of 2007.

Adjusted EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. For the first quarter of 2008, adjusted EBITDA (non-GAAP) was RMB193.4 million (US$27.6 million) compared to adjusted EBITDA (non-GAAP) of RMB176.9 million (US$25.2 million) for the previous quarter and RMB123.4 million (US$17.6 million) for the same period of last year.

For the first quarter of 2008, fully diluted adjusted EBITDA (non-GAAP) per share was RMB6.92 (US$0.99), compared to RMB6.02 (US$0.86) for the fourth quarter of 2007 and RMB4.94 (US$0.70) in the first quarter of 2007.

As at March 31, 2008, the Company’s total cash and cash equivalents balance was RMB1.78 billion (US$254.4 million), compared to RMB2.2 billion (US$315.9 million) as at December 31, 2007. The decrease in cash and cash equivalents was mainly due to the combined result of transfers of certain cash balances to six-month fixed deposits, which were reflected under short term investments, prepaid royalty payments to game licensors, share repurchase program, and capital expenditures relating to game server sites, offset in part by cash receipts from sales of prepaid game points.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB7.0120 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of adjusted EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Adjusted EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The Company believes its adjusted EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of adjusted EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Adjusted EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Adjusted EBITDA is not defined under GAAP, and our adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our adjusted EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate adjusted EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Updates on Stock Repurchase Program

On November 20, 2007, The9 announced its Board of Directors has authorized a buy-back of up to US$50 million of its American Depositary Shares (“ADS”). As of March 31, 2008, The9 had spent a total purchase consideration of approximately US$39.3 million (including transaction costs), and had repurchased approximately 1.8 million of outstanding ADSs. The share repurchase program will end on June 23, 2008.

Conference Call / Webcast Information

The9’s management team will host a conference call on Monday, May 19, 2008 at 9:00 PM, U.S. Eastern Time, corresponding to Tuesday, May 20, 2008 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-597-5310, password “86175249”. In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-713-8562, password “86175249”. A replay of the call will be available through May 27, 2008. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “30133303”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q1 2008 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor, Audition and Atlantica. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and Fantastic Melody OnlineTM.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	281,304,681	451,447,519	462,198,105	65,915,303
Game operating support, website solutions and advertisement	2,623,071	(3,574,062)	232,484	33,155
Other revenues	769,488	(392,690)	1,321,347	188,441

	284,697,240	447,480,767	463,751,936	66,136,899
Sales Taxes	(14,695,927)	(23,829,498)	(24,326,329)	(3,469,243)

Net Revenues	270,001,313	423,651,269	439,425,607	62,667,656

Cost of Services	(139,741,064)	(221,122,594)	(231,376,952)	(32,997,284)

Gross Profit	130,260,249	202,528,675	208,048,655	29,670,372
Operating Expenses:
Product development	(9,594,597)	(12,423,659)	(12,532,470)	(1,787,289)
Sales and marketing	(16,092,437)	(32,765,596)	(22,394,306)	(3,193,712)
General and administrative	(32,445,657)	(58,704,868)	(59,061,535)	(8,422,923)
Impairment of intangible asset	—	(18,704,416)	—	—

Total operating expenses:	(58,132,691)	(122,598,539)	(93,988,311)	(13,403,924)

Profit from operations	72,127,558	79,930,136	114,060,344	16,266,448
Interest income	4,408,329	18,607,576	12,825,697	1,829,107
Other expenses, net	(873,104)	(17,208,818)	(24,421,243)	(3,482,779)

Income before income tax benefit (expense), impairment loss on investment and loss on equity investments	75,662,783	81,328,894	102,464,798	14,612,776
Income tax benefit (expense)	(8,073,294)	6,726,258	(10,459,922)	(1,491,717)

Income before impairment loss on investment and loss on equity investments	67,589,489	88,055,152	92,004,876	13,121,059
Impairment loss on investment	—	(627,380)	(1,902,255)	(271,286)
Loss on equity investments, net of taxes	(1,504,470)	(1,418,289)	(417,283)	(59,510)

Net income	66,085,019	86,009,483	89,685,338	12,790,263

Other comprehensive income	—	13,643,131	—	—

Comprehensive Income	66,085,019	99,652,614	89,685,338	12,790,263

Earnings per share
- Basic	2.67	2.94	3.21	0.46

- Diluted	2.65	2.93	3.21	0.46

Weighted average shares outstanding
- Basic	24,730,143	29,230,396	27,924,173	27,924,173

- Diluted	24,969,420	29,374,682	27,958,744	27,958,744

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	2,215,281,857	1,783,736,691	254,383,441
Short term investments	—	326,189,000	46,518,682
Accounts receivable	26,654,274	19,842,680	2,829,817
Due from related parties	—	251,533	35,872
Advances to suppliers	8,943,273	9,291,434	1,325,076
Prepayments and other current assets	39,064,809	58,877,615	8,396,694
Prepaid royalties	71,937,382	130,609,192	18,626,525
Deferred costs	47,759,013	53,060,645	7,567,120
Deferred tax assets, current	5,118,345	2,331,742	332,536

Total current assets	2,414,758,953	2,384,190,532	340,015,763

Investments in equity investees	18,236,274	26,694,686	3,807,000
Available-for-sale investment	29,218,400	43,853,130	6,254,012
Property, equipment and software	344,393,472	340,707,242	48,589,167
Goodwill	30,199,751	30,199,751	4,306,867
Intangible assets	277,264,136	253,716,189	36,183,142
Land use right	83,719,665	83,239,438	11,870,998
Prepayment for equipments	18,500,000	21,080,611	3,006,362
Long-term deposits	454,212	—	—
Deferred tax assets, non-current	29,356,533	27,495,297	3,921,178

Total Assets	3,246,101,396	3,211,176,876	457,954,489

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	48,946,062	32,782,468	4,675,195
Due to related parties	77,052	—	—
Income tax payable	2,329,457	4,806,831	685,515
Other taxes payable	55,234,788	47,669,274	6,798,242
Advances from customers	118,156,157	157,422,279	22,450,411
Deferred revenue	166,916,111	184,819,952	26,357,666
Other payables and accruals	48,351,220	47,349,365	6,752,619

Total current liabilities	440,010,847	474,850,169	67,719,648

Shareholders’ Equity
Common shares (US$0.01 par value; 28,763,188 shares issued and outstanding as of December 31, 2007,
27,592,775 shares issued and outstanding as of March 31,
2008)	2,350,463	2,254,182	321,475
Additional paid-in capital	2,218,516,672	2,145,667,620	305,999,375
Statutory reserves	20,745,422	20,745,422	2,958,560
Accumulated other comprehensive income	13,643,131	13,643,131	1,945,683
Retained earnings	550,834,861	554,016,352	79,009,748

Total shareholders’ equity	2,806,090,549	2,736,326,707	390,234,841

Total liabilities and shareholders’ equity	3,246,101,396	3,211,176,876	457,954,489

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	66,085,019	86,009,483	89,685,338	12,790,263
Depreciation of property, equipment and software	23,124,444	31,892,278	32,842,283	4,683,725
Amortization of land use right and intangible assets	20,465,268	23,701,756	24,028,174	3,426,722
Share based compensation	4,875,176	15,435,268	12,008,420	1,712,553
Foreign exchange loss	826,148	26,585,718	24,389,433	3,478,242
Income tax expense (benefit)	8,073,294	(6,726,258)	10,459,922	1,491,717

Adjusted EBITDA (Non-GAAP)	123,449,349	176,898,245	193,413,570	27,583,222

GAAP earnings per share
- Basic	2.67	2.94	3.21	0.46

- Diluted	2.65	2.93	3.21	0.46

Adjusted EBITDA (Non-GAAP) per share
- Basic	4.99	6.05	6.93	0.99

- Diluted	4.94	6.02	6.92	0.99

Weighted average shares outstanding
- Basic	24,730,143	29,230,396	27,924,173	27,924,173

- Diluted	24,969,420	29,374,682	27,958,744	27,958,744